Exhibit 99.3

Canada Business Corporations Act Centerra Gold Inc. 412221-6 Centerra Gold Inc. 412221-6 Kumtor Gold Company CJSC Kyrgyzstan Kumtor Operating Company CJSC Kyrgyzstan Kyrgyzaltyn JSC Kyrgyzstan ✔ Yousef Rehman July 29, 2022

Court File No. CV-22-00680400-00CL ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST THE HONOURABLE JUSTICE GILMORE ) ) ) THURSDAY, THE 28th DAY OF JULY, 2022 IN THE MATTER OF an application under section 192 of the Canada Business Corporations Act, R.S.C. 1985 c. C-44, as amended; AND IN THE MATTER OF Rule 14.05(2) of the Rules of Civil Procedure AND IN THE MATTER OF a proposed arrangement of Centerra Gold Inc. ORDER THIS APPLICATION made by the Applicant Centerra Gold Inc. (“Centerra”) pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, (the “CBCA”) was heard this day at 330 University Avenue, Toronto, Ontario. ON READING the Notice of Application issued on April 26, 2022, the affidavit of Bruce Walter sworn April 22, 2022, the affidavit of Gizem Ozkoseoglu, sworn July 4, 2022, the affidavit of Aviva Will, sworn July 4, 2022, the affidavit of Simon Tan sworn July 11, 2022, the affidavit of Tanya Barbiero sworn July 11, 2022, the supplementary affidavit of Bruce Walter sworn July 11, 2022, the affidavit of Michelle Alonso de Mesa, sworn July 15, 2022, the affidavit of Gurkan Yenice, sworn July 21, 2022, and the affidavit of Yousef Rehman, sworn July 25,

Page 2 2022, together with the exhibits thereto, and the Interim Order of the Honourable Justice Kimmel dated April 28, 2022 and ON READING the Notices of Appearance filed by Gebre LLC (“Gebre”), Entes Industrial Plants Construction & Erection Contracting Co. Inc. (“Entes”) and Sistem Mühendislik İnşaat Sanayi Ticaret S.A. (“Sistem”), and Entes’ Notice of Motion to enforce its Notice of Garnishment to Centerra and to provide directions to the Sheriff (the “Garnishment Motion”), and ON HEARING the submissions of counsel for Centerra and counsel for Gebre and Entes, and on being advised that the Director appointed under the CBCA does not consider it necessary to appear on this application, no-one appearing for any other person, including any shareholder of Centerra, and having determined that the Arrangement, as described in the Plan of Arrangement attached as Schedule “A” to this order is an arrangement for the purposes of section 192 of the CBCA and is fair and reasonable in accordance with the requirements of that section, 1. THIS COURT ORDERS that the Arrangement, as described in the Plan of Arrangement attached as Schedule "A" to this order, shall be and is hereby approved, and that Centerra is authorized and directed to include only the English version of the Plan of Arrangement attached as Schedule “B” to this order with the Articles of Arrangement to be filed with the CBCA Director to give effect to the Plan of Arrangement. 2. THIS COURT ORDERS that the Garnishment Motion is hereby dismissed.

Page 3 3. THIS COURT ORDERS that the Applicant shall be entitled to seek leave to vary this order upon such terms upon giving such notice as this court may direct, to seek the advice and directions of this court as to the implementation of this order, and to apply for such further order or orders as may be appropriate.

Page 5 SCHEDULE B PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT (ENGLISH VERSION)

PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT ARTICLE 1 INTERPRETATION 1.1 Definitions In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the respective meanings set out below and grammatical variations of such terms will have the corresponding meanings: “Affiliate” when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more controlled intermediaries, controls, or is controlled by, or is under common control with, such specified Person; “Arrangement” means the arrangement pursuant to the provisions of section 192 of the CBCA on the terms set forth in this Plan of Arrangement, subject to any amendment or supplement thereto made in accordance with this Plan of Arrangement or at the direction of the Court; “Arrangement Agreement” means the Global Arrangement Agreement dated April 4, 2022 by and among Centerra, Kyrgyzaltyn, the Kyrgyz Republic, and, from and after the Closing Date, KGC and KOC; “Arrangement Resolution” means the special resolution of the Centerra Shareholders approving this Plan of Arrangement as required by the CBCA and the Interim Order; “Articles of Arrangement” means the articles of arrangement of Centerra in respect of this Plan of Arrangement required by the CBCA to be sent to the CBCA Director after the Interim Order and the Final Order have been obtained and all other Conditions Precedent have been satisfied or waived in full, to give effect to this Plan of Arrangement; “Business Day” means a day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Canada; “CBCA” means the Canada Business Corporations Act, as amended; “CBCA Director” means the Director appointed pursuant to section 260 of the CBCA; “Centerra” means Centerra Gold Inc., a CBCA corporation; “Centerra Board” means the board of directors of Centerra; “Centerra Meeting” means the special meeting of Centerra Shareholders held on July 25, 2022, and any adjournment(s) or postponement(s) thereof, in accordance with Clause 7.4.3 of the Arrangement Agreement and the terms of the Interim Order, for the purpose of, among other things, obtaining the Centerra Shareholder approval of the Arrangement Resolution; “Centerra Released Parties” has the meaning ascribed thereto in Section 6.1; “Centerra Shareholders” means all holders of Centerra Shares; “Centerra Shares” means common shares in the capital of Centerra;

“Certificate of Arrangement” means the Certificate of Arrangement to be issued by the CBCA Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement; “Closing Date” means the effective date of the Arrangement, being the date shown on the Certificate of Arrangement; “Conditions Precedent” means the conditions precedent to the closing of the Arrangement Agreement, as set out in Appendix 2 to the Arrangement Agreement; “Court” means the Ontario Superior Court of Justice (Commercial List) and any appellate court, as applicable; “Deemed Dividend Withholding Tax Amount” means the amount of withholding tax payable by Centerra on behalf of Kyrgyzaltyn relating to the purchase for cancellation of the KZN Centerra Shares in accordance with Clause 2.1 of the Arrangement Agreement (as reasonably calculated by Centerra). “Effective Time” means 12:01 a.m. on the Closing Date; “Encumbrances” means any mortgage, pledge, assignment, charge, claim, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing; “Final Order” means the final order of the Court pursuant to section 192 of the CBCA, in a form reasonably acceptable to Centerra, the Kyrgyz Republic and Kyrgyzaltyn, approving the Plan of Arrangement, as such order may be amended by the Court (with the consent of Centerra, the Kyrgyz Republic and Kyrgyzaltyn, acting reasonably) at any time prior to the Closing Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to Centerra, the Kyrgyz Republic and Kyrgyzaltyn, acting reasonably) on appeal; “Governmental Authority” means: (a) any multinational, federal, national, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner board, ministry, minister, bureau, agency, state-owned or state-controlled company, or other body or entity, domestic or foreign; (b) any subdivision, agent, commission, board, member, employee, director, officer or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency, working group or self-regulatory organization, exercising any executive, legislative, judicial, regulatory, antitrust, foreign investment, expropriation, taxing or administrative authority under or for the account of any of the foregoing; (d) any external manager, receiver, trustee, monitor or similar Person or body appointed by any of them; (e) any other Person created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or entity in the nature of a crown corporation; or (f) any Governmental Entity; “Governmental Entity” means, with respect to the Kyrgyz Republic: (a) any federal, national, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, Tax authority, court, tribunal, parliament, arbitral body, committee, office, council, commission, commissioner, board, ministry, minister, bureau, division, agency, state-owned or state-controlled company, or other body or entity, in each case of the Kyrgyz Republic; (b) any subdivision, agent, commission, board, member, employee, director, officer or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency, working group or self-regulatory organization, exercising any executive, legislative, judicial, regulatory, antitrust, foreign investment, expropriation, administrative or taxing authority in the name of and for the benefit of any of the foregoing; (d) any executive body thereof or of any legislative authority, including for the avoidance of doubt the President, the Cabinet of Ministers, the Chairman of the Cabinet of Ministers, the General Prosecutors Office of the Kyrgyz Republic, the State Committee on National Security of the Kyrgyz Republic, the Ministry of Internal Affairs, the Jogorku Kenesh of the Kyrgyz Republic or Kyrgyz Parliament and the KR State Commission; (e) any external manager, receiver, trustee, monitor, advisor, consultant or similar person or body appointed by any of them; and (f) any predecessor, successor or other Person created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or entity in the nature of a crown corporation; “Insurance Risk Rights Plan” means the insurance risk rights plan agreement dated as of June 21, 2004, entered into between Centerra and CIBC Mellon Trust Company, as rights agent (including its successors), and the insurance risk rights plan having the terms set out therein; “Intercompany Claim Balance” means the aggregate amounts owing (on account of principal and accrued and unpaid interest) by Centerra to KGC as of the Closing Date under the Intercompany Loan Agreements; “Intercompany Loan Agreements” means, together, the revolving credit loan agreement and promissory note dated November 25, 2014, between KGC and Centerra and the promissory note dated September 15, 2017 between KGC and Centerra; “Interim Order” means the interim order of the Court dated April 28, 2022 issued under section 192 of the CBCA providing for, among other things, declarations and directions with respect to this Plan of Arrangement and the holding of the Centerra Meeting; “KGC” means Kumtor Gold Company CJSC, a Kyrgyz closed joint stock company; “KGC Dividend” means the dividend declared by KGC to Centerra immediately before the Closing Date in an amount equal to the Intercompany Claim Balance less the amount of the Intercompany Payment payable pursuant to Section 2.3(a)(v), which together with the amount of the Intercompany Payment shall offset the Intercompany Claim Balance pursuant to Section 2.3(a)(v); “KGC Shares” means the shares in KGC owned by Centerra, being 100% of the share capital of KGC prior to the Effective Time; “KOC” means Kumtor Operating Company CJSC, a Kyrgyz closed joint stock company; “KOC Shares” means the shares in KGC owned by Centerra, being 100% of the share capital of KGC prior to the Effective Time; “KR Government” means the Cabinet of Ministers of the Kyrgyz Republic; “KR Reclamation Fund” has the meaning given to it in the RTD Termination Deed; “KR State Commission” means the state commission formed by the Resolution of the Jogorku Kenesh of the Kyrgyz Republic dated February 17, 2021 No. 4405-VI on Studying the Efficiency of Development of the Kumtor Gold Ore Deposit, for Monitoring the Execution of the Resolution of the Jogorku Kenesh of the Kyrgyz Republic dated February 21, 2013 No. 2805-V “On the Results of the Work of the State Commission for Verification and Study of the Compliance of Kumtor Operating Company CJSC with the norms and requirements for rational use of natural resources, environmental protection, safety of production processes and social protection of the population” and the Resolution of the Government of the Kyrgyz Republic dated July 3, 2012 No. 465; “Kumtor Project” means the exploration for and development of gold and silver mineral resources and the production and sale of gold and silver from the Kumtor deposit; “Kyrgyzaltyn” means Kyrgyzaltyn JSC, a Kyrgyz Republic joint stock company; “KZN Centerra Shares” means the Centerra Shares owned (beneficially and/or of record) by Kyrgyzaltyn, being 77,401,766 Centerra Shares; “Person” means an individual, partnership, association, body corporate, joint venture, trust, business organization, trustee, executor, administrative legal representative, Governmental Authority, or any other entity, whether or not having legal status; “Plan of Arrangement” means this plan of arrangement, as amended or supplemented from time to time in accordance with the terms hereof, giving effect to certain of the transactions contemplated by the Arrangement Agreement; “Project Agreements” means the Restated Investment Agreement, dated June 6, 2009, the Restated Concession Agreement, dated June 6, 2009, the Restated Shareholders’ Agreement, dated June 6, 2009, the Release Agreement, dated June 6, 2009, the Settlement Agreement, dated June 6, 2009, the Cyanide Accident Settlement Agreement, the RTD (until terminated by the RTD Termination Deed), the Restated Pledge Agreement, dated June 6, 2009, the Agreement on New Terms for the Kumtor Project, dated April 24, 2009, the Restated Gold Silver Sale Agreement, dated June 6, 2009, the Second Amended and Restated Agreement on payment of a commission by KGC, dated June 6, 2009, the Strategic Agreement on Environmental Protection and Investment Promotion, dated September 11, 2017, the Deed Poll, dated August 7, 2019; the Kyrgyzaltyn Mutual Release Agreement, dated August 7, 2019, in each case among certain or all of the Kyrgyz Republic, the KR Government, Kyrgyzaltyn, Centerra, KGC and KOC, and any other agreement entered into by Cameco Corporation, Centerra or any of their respective predecessors, successors or Affiliates and the Kyrgyz Republic, Kyrgyzaltyn or a Governmental Entity relating to the Kumtor Project, but excluding the Arrangement Agreement and any ancillary agreement entered into in connection herewith; “Release Agreement” means the Release Agreement in the form attached as Appendix 12 to the Arrangement Agreement to be delivered by each of Nurlan Kyshtobaev, Dushen Kasenov and Tengiz Bolturuk; “RTD” means the reclamation trust deed dated January 25, 1996 among KGC, Rothschild Trust Corporation Limited, the KR Government and Centerra (which acceded to the rights and obligations of Cameco Corporation thereunder, pursuant to the Deed of Accession, dated April 30, 2004, among Cameco Corporation, Centerra and Rothschild Trust Corporation Limited); “RTD Termination Deed” has the meaning given in the Arrangement Agreement; “U.S. Securities Act” means the United States Securities Act of 1933, as amended, and all rules and regulations thereunder; and “U.S. Securities Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and all rules and regulations thereunder.

1.2 Interpretation Not Affected by Headings, etc. The division of this Plan of Arrangement into Articles, Sections, and other portions and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article” or “Section” followed by a number and/or a letter refer to the specified Article or Section of this Plan of Arrangement. The terms “hereof”, “herein” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof. 1.3 Rules of Construction (a) In this Plan of Arrangement, unless the context otherwise requires, (a) words importing the singular number include the plural and vice versa, (b) words importing any gender include all genders, and (c) “include”, “includes” and “including” will be deemed to be followed by the words “without limitation”. (b) Any capitalized terms used, but not specifically defined, in this Plan of Arrangement shall have the respective meanings given thereto in the Arrangement Agreement. 1.4 Date for Any Action If the date on which any action is required or permitted to be taken hereunder by a Person is not a Business Day, such action will be required or permitted to be taken on the next succeeding day which is a Business Day. 1.5 References to Dates, Statutes, etc. (a) In this Plan of Arrangement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively. (b) In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re- enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Plan of Arrangement to a Person includes its, his or her heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with its terms. 1.6 Control A Person shall be deemed to be “controlled” by another Person or two or more Persons acting jointly or in concert if: (a) in the case of a Person other than a partnership or a limited partnership, securities entitled to vote in the election of directors (including, for Persons other than corporations, the administrators, managers, trustees or other persons performing similar functions in respect of any such Person) carrying more than 50% of the votes for the election of directors of such Person are held, directly or indirectly, by or for the benefit of the other Person or Persons acting jointly or in concert; and the votes carried by such securities are entitled, if exercised, to elect, appoint or designate a majority of the board of directors of such Person; (b) in the case of a Person that is a partnership other than a limited partnership, more than 50% of the voting, equity or other interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons acting jointly or in concert; (c) in the case of a Person that is a limited partnership, the other Person is the general partner of the limited partnership; or (d) in the case of any Person, the other Person or Persons acting jointly or in concert possesses or possess, as applicable, directly or indirectly, the power to direct or cause the direction of management or policies of such Person, whether through the ownership of securities, by contract or otherwise, and “controls”, “controlling” and “under common control with” shall be interpreted accordingly. 1.7 Time Time will be of the essence in every matter or action contemplated hereunder. All times expressed herein are in Toronto, Ontario, Canada local time unless otherwise stipulated herein. 1.8 Completion of the Arrangement Agreement The Closing Date shall occur, and this Plan of Arrangement shall become effective, after the Conditions Precedent have been satisfied or waived in full pursuant to clause 7.5 of the Arrangement Agreement. ARTICLE 2 THE ARRANGEMENT 2.1 Binding Effect This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on: (a) Centerra; (b) the KR Government and every Governmental Entity; (c) Kyrgyzaltyn; (d) KGC; (e) KOC; (f) all registered and beneficial holders of Centerra Shares; and (g) all other Persons (including the respective heirs, executors, administrators, legal representatives, successors and assigns of each of the foregoing). 2.2 Certificate of Arrangement The Articles of Arrangement and the Certificate of Arrangement shall be filed and issued, respectively, with respect to the Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of this Article 2 has become effective in the sequence and at the times set out therein. Other than as expressly provided for herein, no portion of this Plan of Arrangement shall take effect with respect to any Person until the Effective Time.

2.3 Arrangement Commencing at the Effective Time, the following events, matters or transactions will occur and will be deemed to occur in the following sequence, at one minute intervals, without any further act, authorization or formality, unless specifically noted in this Plan of Arrangement: (a) Each of the following shall occur simultaneously: (i) Centerra shall execute and deliver, and shall be deemed to have executed and delivered to Kyrgyzaltyn the documents set forth in clause 2.1 of the Arrangement Agreement, and grants all necessary authority to Kyrgyzaltyn to effect the transfer of the KGC Shares and the KOC Shares from Centerra to Kyrgyzaltyn and the KGC Shares and the KOC Shares shall be, and shall be deemed to be, sold and transferred by Centerra to and acquired by Kyrgyzaltyn; (ii) all of the KZN Centerra Shares shall, and shall be deemed to be, sold and transferred to and acquired by Centerra (free and clear of any Encumbrances) for cancellation in exchange for the purchase price and consideration therefor set out in Clause 2.1 of the Arrangement Agreement, and: (A) in respect of such KZN Centerra Shares so sold and transferred, Kyrgyzaltyn shall cease to be the holder of such KZN Centerra Shares and to have any rights as a holder of such KZN Centerra Shares other than as provided in the Arrangement Agreement; (B) Centerra shall be, and shall be deemed to be, the transferee of such KZN Centerra Shares (free and clear of any Encumbrances); and (C) such KZN Centerra Shares shall be cancelled; (iii) the Release Agreements of each of Dushen Kasenov and Tengiz Bolturuk and Nurlan Kyshtobaev shall become effective and each of Dushen Kasenov and Nurlan Kyshtobaev shall be removed as directors of Centerra, such that the reconstituted Centerra Board shall consist solely of: Michael S. Parrett, Bruce V. Walter, Scott G. Perry, Richard W. Connor, Jacques Perron, Sheryl K. Pressler, Paul N. Wright, Susan L. Yurkovich and Wendy Kei; (iv) the Cash Consideration shall be payable by Centerra (A) as to the Cash Consideration Payment, to Kyrgyzaltyn in accordance with clause 5.1.1 of the Arrangement Agreement; and (B) as to the Deemed Dividend Withholding Tax Amount, to the Canada Revenue Agency on behalf of Kyrgyzaltyn in accordance with clause 5.3 of the Arrangement Agreement; and (v) the Intercompany Payment shall be payable by Centerra to KGC in accordance with clause 5.1.2 of the Arrangement Agreement; the KGC Dividend shall be, and shall be deemed to be, offset in full against an equal amount of the Intercompany Claim Balance, and, upon such payment of the Intercompany Payment, the Intercompany Claim Balance shall be fully extinguished and each of the Intercompany Loan Agreements shall be, and shall be deemed to be, terminated without any further action on the part of the parties thereto;

(b) the Insurance Risk Rights Plan shall be, and shall be deemed to be, terminated without any further action on the part of the parties thereto; (c) the articles of Centerra shall be amended to eliminate the Class A non-voting shares as authorized shares in the capital of Centerra such that, following such amendment, Centerra will be authorized to issue an unlimited number of Centerra Shares and an unlimited number of preference shares, each having unamended rights, privileges restrictions and conditions; and (d) the releases and waivers referred to in Sections 6.1, 6.2 and 6.3 shall become effective. 2.4 Registers of Holders Upon the cancellation of the KZN Centerra Shares pursuant to Section 2.3(a)(ii), Kyrgyzaltyn will be deemed to be removed from the register of holders of Centerra Shares, such Centerra Shares will be deemed to be cancelled on the register of holders of Centerra Shares and the transfer agent of Centerra shall be duly authorized to reflect such removal and cancellation on the register of holders of Centerra Shares. 2.5 Arrangement Effectiveness The Arrangement will become finally and conclusively binding and effective as at the Effective Time. 2.6 No Dissent Rights The Arrangement shall not trigger any right of dissent for the Centerra Shareholders, whether under the CBCA or otherwise. ARTICLE 3 WITHHOLDING 3.1 Withholding Rights Centerra shall be entitled to deduct and withhold (or cause to be deducted or withheld) from any amount payable or deliverable under this Plan of Arrangement, to the KR Government or Kyrgyzaltyn or any other Person such amounts as Centerra is required, entitled or permitted to deduct and withhold with respect to such amounts under the Income Tax Act (Canada), including the regulations promulgated thereunder, the United States Internal Revenue Code of 1986 or any provision of provincial, territorial, state, local or foreign tax law, in each case as amended, which shall include the Deemed Dividend Withholding Tax Amount. To the extent that amounts are so withheld, such withheld amounts shall be treated as having been paid to the KR Government or Kyrgyzaltyn or any other person, as applicable, in respect of which such deduction and withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority. ARTICLE 4 AMENDMENTS 4.1 Amendments to Plan of Arrangement (a) Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by Centerra, acting reasonably, at any time prior to or at the Centerra Meeting with or without any other prior notice or communication and, if so proposed and accepted by the Centerra Shareholders voting at the Centerra Meeting, will become part of this Plan of Arrangement for all purposes. (b) This Plan of Arrangement may be amended, modified or supplemented unilaterally by Centerra, acting reasonably, after the Centerra Meeting, provided that each such amendment, modification or supplement is approved by the Court and communicated to any Person(s) in the manner required by the Court. (c) Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Centerra Meeting will be effective only if it is consented to by Centerra, acting reasonably, and, if required by the Court, is consented to by or communicated to the Centerra Shareholders in the manner directed by the Court. (d) Notwithstanding Section 4.1(b), any amendment, modification or supplement to this Plan of Arrangement may be made unilaterally by Centerra, acting reasonably, following the granting of the Final Order, provided that it concerns a matter which, in the reasonable opinion of Centerra, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder or former holder of Centerra Shares. ARTICLE 5 FURTHER ASSURANCES 5.1 Further Assurances Notwithstanding that the transactions and events set out herein will occur and will be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, Centerra, the KR Government, Kyrgyzaltyn, KGC and KOC will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required in order to further document or evidence any of the transactions or events set out herein, including any resolution of directors authorizing the creation, issue, transfer or purchase for cancellation of securities by Centerra, Kyrgyzaltyn, KGC and KOC, any share transfer powers evidencing the transfer of securities by or to Centerra and any receipt therefore and any necessary additions to, or deletions from, any applicable securities registers. ARTICLE 6 RELEASES 6.1 Release of Centerra Released Parties Upon the occurrence of the events specified in Section 2.3(d), Centerra and each of its then- Affiliates and each of its and their respective officers, directors, employees, auditors, financial and other advisors, legal counsel and agents (in each case former and current) (collectively, the “Centerra Released Parties”) shall be forever and irrevocably released and discharged from any and all demands, claims, liabilities, actions, causes of action, counterclaims, suits, debts, sums of money, accounts, covenants, damages, judgments, expenses, executions, Encumbrances and other recoveries on account of any indebtedness, liability, obligation, demand or cause of action of whatever nature that any Person (including, without limitation, any Person who may claim contribution or indemnification against or from any Centerra Released Party) may be entitled to assert, whether known or unknown, matured or unmatured, direct, indirect or derivative, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Effective Time relating to, arising out of, or in connection with the Arrangement, this Plan of Arrangement, the Arrangement Agreement, the business and affairs of Centerra with respect to or in connection with this Plan of Arrangement and any proceedings commenced with respect to or in connection with the Arrangement, this Plan of Arrangement or the Arrangement Agreement, provided that nothing in this paragraph will release or discharge any of the Centerra Released Parties: (a) from or in respect of any of their respective obligations under the Arrangement, this Plan of Arrangement, the Arrangement Agreement or any document or instrument delivered hereunder or thereunder; or (b) if the Centerra Released Party is adjudged by the express terms of a non-appealable judgment of a Canadian court of competent jurisdiction rendered on a final determination on the merits to have committed gross negligence, fraud or wilful misconduct, or (c) from any claims arising pursuant to Part XXIII.1 of the Securities Act (Ontario) or equivalent provisions of the securities legislation in each of the other Canadian jurisdictions or under the U.S. Securities Act and/or U.S. Securities Exchange Act. 6.2 Release of Centerra Released Parties Without limiting Section 6.1, from and after the occurrence of the events specified in Section 2.3(d), each Centerra Shareholder and former Centerra Shareholder, including the KR Government and Kyrgyzaltyn, shall, and shall be deemed to, forever and irrevocably release, any right to challenge, contest, dispute or seek to set aside or vary, the Arrangement, this Plan of Arrangement, the Arrangement Agreement, the transactions contemplated hereunder and the cancellation of the KZN Centerra Shares, and each Centerra Shareholder and former Centerra Shareholder, including the KR Government and Kyrgyzaltyn, shall be permanently enjoined from asserting or proceeding with any such claim, directly or indirectly, in respect of the foregoing. 6.3 Injunctions All Persons are permanently and forever barred, estopped, stayed and enjoined, from and after the occurrence of the events specified in Section 2.3(d), with respect to any and claims released pursuant to Section 6.1, from (a) commencing or continuing in any manner, directly or indirectly, any claim, action, suits, demands or other proceedings of any nature or kind whatsoever of any Person against any of the Centerra Released Parties, as applicable; (b) enforcing, levying, attaching, collecting or otherwise recovering or enforcing by any manner or means, directly or indirectly, any judgment, award, decree or order against any of the Centerra Released Parties; (c) creating, perfecting, asserting or otherwise enforcing, directly or indirectly, any Encumbrance against any of the Centerra Released Parties or any of their respective property or assets; or (d) taking any actions to interfere with the implementation or consummation of the Arrangement, this Plan of Arrangement, the Arrangement Agreement or the transactions contemplated hereunder; provided, however, that this Section 6.3 shall not apply to the enforcement of any obligation under the Arrangement, this Plan of Arrangement, the Arrangement Agreement or any document delivered thereunder. ARTICLE 7 PARAMOUNTCY 7.1 Paramountcy From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Centerra Shares issued prior to the Effective Time and any and all instruments or documents establishing or governing the rights and obligations of the same; (b) the rights and obligations of the Centerra Shareholders, Centerra, Kyrgyzaltyn, the Kyrgyz Republic, and, from and after the Closing Date, KGC and KOC and any transfer agent in respect of the Centerra Shares, in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Centerra Shares, or any and all instruments or documents establishing or governing the rights and obligations of the same (including, without limitation, any action, cause of action, claim or proceeding as to the number or entitlements of the outstanding Centerra securities and any prior adjustments thereto) shall be deemed to have been settled, compromised, released and determined without liability or obligation except as set forth herein.

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED AND IN THE MATTER OF RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF CENTERRA GOLD INC. Court File No.: CV-22-00680400-00CL ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST) Proceeding commenced at Toronto FINAL ORDER STIKEMAN ELLIOTT LLP Barristers & Solicitors 5300 Commerce Court West 199 Bay Street Toronto, Canada M5L 1B9 Tel: (416) 869-5300 DAVIES WARD PHILLIPS & VINEBERG LLP Barristers & Solicitors 155 Wellington Street West 40th Floor Toronto, Canada M5V 3J7 Tel: (416) 863-0900 Lawyers for the Applicant, Centerra Gold Inc.